AVELINO LAW FIRM
5000 Windplay Drive Suite 3-101, El Dorado Hills, CA 95762
Mailing Address:  P.O. Box 4665, El Dorado Hills, CA 95762
Tel: (916) 941-6100/ Fax:  (916) 673-3107

October 21, 2011

Mr. Karl Hiller, Branch Chief
Attention:  Mr. Paul Monsour
Division of Corporate Finance
U.S. Securities Exchange Commission

Re:  Nilam Resources, Inc. Commission File Number 333-135980

Dear Mr. Paul Monsour,

Thank you for taking time to assist us with filing the response to the SEC Comment Letter.  As requested, we have responded to your SEC Comment Letter dated September 26, 2011.  The responses to your comments are listed below.

Form 10-K for the Fiscal Year Ended April 30, 2011

1.	Reverse Split, Page 7
The effective date of the reverse split was October 10, 2008.  All of the shares and share activity were retroactively restated and disclosed.

2.	Financial Statements and Audit Reports
MNP, LLP did audit the financial statements from inception on July 11, 2005 to April 30, 2007.  Those financial statements were audited by other auditors.  We have filed an amended 10K for the period ended April 30, 2011.  In the amended 10K, MNP, LLP has revised its opinion to reflect that they did not audit the financial statements from inception on July 11, 2005 to April 30, 2007.  In addition, we have attached the opinion from the previous auditors that did perform the audits from inception to April 30, 2007.

For all future financial statements, we will ensure that the two (2) years on the balance sheet are marked as audited, and “from inception” data will be marked as unaudited.

In reference to the audit of prior periods, our future audit reports will contain the following statement:

"We did not audit the financial statements for the period from inception on July 11, 2005 to April 30, 2007. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for the Company, is based on the report of those auditors."

3.	Related Party Transactions, page 23
The director involved was Len DeMelt, CEO, CFO and Accounting Officer for Nilam Resources, Inc., for each of the periods.  Len DeMelt has over 30 years experience as a mining engineer, mining foreman and business executive.  Mr. DeMelt researches, place mining stakes and purchases real property that may have potential for mining.

The justification for the treatment of this settlement as a capital transaction was in reference to ASC 470-50-40-2, which states “extinguishment transactions between related entities may be in essence capital transactions.”

The number of shares owned by Len DeMelt prior to this settlement was 266,703.  The number of shares owned by Len DeMelt after this settlement was 266,703.  As a result, there was no change as shares were issued to directly to acquaintances of Len DeMelt.

Len DeMelt contributed the following to the company:

1.	Purchase of Land in the amount of $50,000.00;
2.	$10,000 for the purchase of land;
3.	$5,000.00 for the contributing the El Baron property and the related staking costs;
4.	$3,500.00 in imputed interest on non-interest-bearing loan to the company; and
5.	$393 in imputed interest on non-interest bearing loan to the company in 2009.

4.	Form 10Q for the Fiscal Quarter Ended July 31, 2011
The 10Q for the Fiscal Quarter Ended July 31, 2011 was filed on October 11, 2011.  I called the SEC in September, and the SEC associate told me that we, Nilam Resources, Inc. were required to file in the XBRL format, and all companies were given an additional 30 days to file the quarterly statement under the new format.  The SEC Associate stated that Nilam Resources, Inc. must file by October 12, 2011, and we did file the 10Q on October 11, 2011.

Please do not hesitate to call me if you have any comments, feedback or questions.  My office telephone number is (916) 941-6100.

/s/ Ken Avelino
Ken Avelino Attorney for
Nilam Resources, Inc.

Email: ken@avelinolawfirm.com   Website:  www.avelinolawfirm.com